

May 29, 2014

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer - Global
Actavis plc
1 Grand Canal Square
Docklands Dublin 2, Ireland

Re: **Actavis plc**
   Form 10-K for the Fiscal Year Ended December 31, 2013
   Filed February 25, 2014
   Form 10-Q for the Quarterly Period Ended March 31, 2014
   Filed May 5, 2014
   File No. 000-55075

Dear Mr. Joyce:

   We have reviewed the above filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements
Note 15 – Income Taxes, page F-59

1. Please tell us why you continue to reconcile effective income tax rate using the U.S. federal statutory rate as a starting point for 2013, even though you were re-domiciled in Ireland during 2013.

2. Refer to the effective tax rate reconciliation. We note the significant swings in line items non-US rate differential, non-US intangible amortization and non-US impairments. In that regard, please tell us the reasons behind these swings so we can better understand their impact on your effective tax rate.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2014</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page</u>
<u>47</u>

3. During the first quarter of 2014 earnings call on April 30, 2014, we note you plan to
    spend over a billion dollars in research and development during 2014, which is a
    significant increase over the amount you recorded as research and development expenses
    for the year ended December 31, 2013. Please tell us the critical aspects of the plan and
    the expected effect of the plan on future results of operations and financial position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Andrew Mew,
Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comments. In
this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant